Exhibit 99.3

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Revised form of proxy for the Annual General Meeting to be held on 21 May 2020

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 21 May 2020 at 3:00 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2019.
A2.	To declare a final dividend for the year ended 31 December 2019.
A3.	To re-elect Mr. Hu Guangjie as an Executive Director of the Company.
A4.	To re-elect Ms. Wen Dongfen as a Non-executive Director of the Company.
A5.	To re-elect Mr. Lawrence J. Lau, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A6.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A7.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A8.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
*	The full text of the resolutions is set out in the Notice of Annual General Meeting which is included in the Explanatory Statement of the Company dated 8 April 2020 despatched to shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS REVISED PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you. In view of the ongoing COVID-19 pandemic, you are strongly encouraged to appoint the chairman of the Meeting as proxy to attend and vote on your behalf at the Annual General Meeting of the Company (or any adjournment thereof).

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this revised proxy. If no number is inserted, this revised proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This revised proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this revised proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this revised proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/ her discretion or to abstain from voting. Your proxy will also be entitled to vote at his/her discretion or to abstain from voting on any resolution properly put to the meeting other than those referred to in the notice convening the meeting dated 8 April 2020 and the supplemental notice of the meeting dated 5 May 2020.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof (as the case may be) (the “Closing Time”).

7.	Completion and delivery of this revised proxy form and/or the First Proxy Form (as defined below) will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this revised proxy form.

10.	IMPORTANT: If a shareholder wishes to appoint a proxy to attend and vote at the meeting on his/her/its behalf and he/she/it has not yet deposited the form of proxy (the “First Proxy Form”) which was sent together with the Explanatory Statement of the Company dated 8 April 2020 containing the notice of Annual General Meeting at the Company’s registrar, he/she/it is required to complete, sign and deposit this revised proxy form at the Company’s registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, before the Closing Time. In this case, the First Proxy Form should not be deposited at the Company’s registrar.

If a shareholder wishes to appoint a proxy to attend and vote at the meeting on his/her/its behalf and if he/she/it has already deposited the First Proxy Form at the Company’s registrar before the Closing Time, the shareholder should note that:

(i)	if no revised proxy form is deposited at the Company’s registrar, the First Proxy Form, if correctly completed, will be treated as a valid proxy form deposited by the shareholder. The proxy/proxies so appointed by the shareholder shall be required to vote in such manner as he/she/it may be directed under the First Proxy Form, and in respect of the resolution for the proposed re-election of Ms. Wen Dongfen as a Non-executive Director as set out in the supplemental circular of the Company dated 5 May 2020, the proxy/proxies will be entitled to vote at his/her discretion or to abstain from voting on such resolution;

(ii)	if this revised proxy form is deposited at the Company’s registrar before the Closing Time, this revised proxy form, if correctly completed, will be treated as a valid proxy form deposited by the shareholder and will revoke and supersede the First Proxy Form previously deposited by such shareholder; and

(iii)	if this revised proxy form is deposited at the Company’s registrar after the Closing Time, or if deposited before the Closing Time but is incorrectly completed, the appointment of proxy under this revised proxy form will be invalid. The First Proxy Form, if correctly completed, will be treated as a valid proxy form deposited by such shareholder. The proxy/proxies so appointed by the shareholder under the First Proxy Form will be entitled to vote in the manner as mentioned in (i) above as if no revised proxy form had been deposited at the Company’s registrar. Accordingly, shareholders of the Company are advised to complete this revised proxy form carefully and deposit this revised proxy form at the Company’s registrar before the Closing Time.